UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

FORM 11-K

_____________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 1-10585

____________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN

FOR HOURLY EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHURCH & DWIGHT CO., INC.

500 CHARLES EWING BOULEVARD

EWING TOWNSHIP, NEW JERSEY 08628

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

Table of Contents

Page
Financial Statements and Supplemental Schedule:
Report of Independent Registered Public Accounting Firm	2
Financial Statements:
Statements of Net Assets Available for Benefits December 31, 2016 and 2015	3
Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2016 and 2015	4
Notes to Financial Statements	5
Supplemental Schedule:
Schedule of Assets (Held at End of Year) (Schedule H, Line 4i) December 31, 2016	12

All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

Exhibit:
23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Retirement and Administrative Committee, Plan Administrator and Participants of Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Hourly Employees:

We have audited the accompanying statements of net assets available for benefits of the Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Hourly Employees (the "Plan") as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) (Schedule H, Line 4i) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ CohnReznick LLP

Roseland, New Jersey

June 27, 2017

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2016 AND 2015

ASSETS	2016	2015
Investments, at fair value	$150,941,390	$139,544,387
Receivables:
Notes receivable from participants	2,328,099	2,156,294
Employer contributions	5,770,540	4,609,378
Totals	8,098,639	6,765,672
Net assets available for benefits	$159,040,029	$146,310,059

See Notes to Financial Statements.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
Additions to net assets attributable to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$3,413,911	$(2,445,598)
Plan’s interest in the Church & Dwight Co., Inc. Master Trust for Salaried and Hourly 401(k) Plans investment income	2,002,689	3,914,736
Plan’s interest in the Church & Dwight Co., Inc. Master Trust for Salaried and Hourly 401(k) Plans dividend income	1,028,633	868,228
Dividend and interest income	2,515,728	3,098,363
Totals	8,960,961	5,435,729
Contributions:
Employee	4,926,375	3,710,359
Employer	8,692,754	7,044,768
Totals	13,619,129	10,755,127
Interest income on notes receivable from participants	95,441	87,644
Other additions	5,170	1,428
Totals	100,611	89,072
Total additions	22,680,701	16,279,928
Deductions from net assets attributable to:
Distributions to participants	9,521,947	11,868,680
Other deductions	8,374	11,516
Total deductions	9,530,321	11,880,196
Net increase in Plan assets before transfers	13,150,380	4,399,732
Transfers to other plans, net	(420,410)	(632,045)
Net increase in Plan assets after transfers	12,729,970	3,767,687
Net assets available for benefits:
Beginning of year	146,310,059	142,542,372
End of year	$159,040,029	$146,310,059

See Notes to Financial Statements.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan:

The following description of the Church & Dwight Co., Inc. (the "Company") Savings and Profit Sharing Plan for Hourly Employees (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General:

The Plan is qualified under Internal Revenue Code Section 401(k) and provides for a savings element, including employee contributions and employer matching contributions, and also a profit sharing element, including employer profit sharing contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

All hourly employees of the Company are eligible for participation in the Plan except for the following:

Hourly employees from Green River, Wyoming, hired before July 1, 1987 are not permitted to share in the allocation of any profit sharing contributions if the employee made an irrevocable election to stay in the Church & Dwight Co., Inc. Pension Plan For Green River Plant Hourly-Paid Employees (effective January 1, 2006, it is known as the Retirement Plan for Hourly Employees). All other hourly employees in Green River, Wyoming are eligible to make pre-tax, post-tax, Roth 401(k) and catch up contributions, receive Company match, and receive the profit sharing contribution. Effective April 15, 2010, the Plan was amended to allow Green River employees in the Retirement Plan for Hourly Employees to participate in the Profit Sharing portion of the Plan following the termination of the Retirement Plan for Hourly Employees.

The portion of the Plan derived from account balances invested in Company stock and all contributions (including pre-tax, Roth 401(k), post-tax, Company match, and profit sharing) made after April 30, 2003 are considered and designated as an Employee Stock Ownership Plan (“ESOP”) component. The principal purpose of the ESOP is to provide participants and beneficiaries an ownership interest in the Company.

On January 2, 2015, the Company acquired the assets of Varied Industries Corporation (“VI-COR Acquisition”). In connection with the VI-COR Acquisition, all Mason City employees became eligible for employee and employer matching contributions as of the date of acquisition, and starting January 1, 2016 were eligible to receive profit sharing contributions.

On January 4, 2016, the Company acquired Spencer Forrest, Inc. (the “Toppik Acquisition”).  In connection with the Toppik Acquisition, no former Spencer Forrest, Inc. employees were eligible to participate in the Plan for 2016.  Effective January 1, 2017, the Plan was amended to permit these employees to participate in the Plan.

Administrative expenses:

Administrative costs are paid by the Company and by the Plan.

Contributions:

Effective January 1, 2015, participant contributions will be matched by the Company up to 5% of eligible compensation at the rate of $1.00 for each $1.00 of participant contributions. Colonial Heights Bargaining Unit employees continue to receive $.50 for each $1.00 contribution up to 6% of eligible compensation.  An automatic escalation feature will increase participants’ pre-tax contributions 1 percentage point each year up to a maximum of 10% of eligible compensation.  Participants may opt out of escalation at any time.

Total participant contributions cannot exceed 70% of eligible compensation.  Highly compensated employees (“HCEs”) are subject to separate limits. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions but there is no Company match on catch-up contributions.

Effective January 1, 2014, all new hires become automatically enrolled in the Plan, whereby 3% pre-tax contributions would be deducted if no action is taken after 60 days of employment and will be invested in the target date Retirement Fund nearest the participant’s 65th birthday.  Employees have the choice to decline automatic enrollment.

Company matching contributions are directed to the fund allocation selected by the participant. However, if no allocation is on file, the contribution is made to the target date Retirement Fund nearest the participant’s 65th birthday.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

Participants specify which investment funds, in increments of 1% that their contributions are invested in, provided that not more than 20% of such contributions are contributed to the Company stock fund.

Each year, the Company shall make a profit sharing contribution to the fund in such amount as the Company’s Board of Directors (the “Board”) in its discretion deems appropriate to Plan participants eligible as of December 31. The minimum contribution shall be 3%, with the first 1% of eligible compensation invested in the Company stock fund. Colonial Heights Bargaining Unit employees are limited to a 4% profit sharing contribution.  Certain Green River employees receive a pre-defined monthly profit sharing contribution amount.

A participant will specify in which investment fund, in increments of 1%, that the Company’s profit sharing contributions to their account will be invested. However, if no allocation is on file, the contribution is made to the target date Retirement Fund nearest the participant’s 65th birthday.

A participant may make a rollover contribution to the Plan at any time. Rollover contributions are assets transferred to the Plan from a qualified retirement plan or a conduit individual retirement account in which employees participated prior to their employment by the Company. The Plan only accepts rollover contributions from a traditional conduit IRA.

Participant accounts:

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting:

Participants are fully vested at all times in the value of their pre-tax, post-tax, Roth 401(k), rollover contributions and earnings thereon. Effective August 1, 2007, Company match and profit sharing contributions for employees hired after that date vest in the same time frame as shown below:

Vested
Service	Percentage
Less than 2 years	0%
2 years but less than 3 years	25
3 years but less than 4 years	50
4 years but less than 5 years	75
5 years or more	100

Upon termination of employment for any reason, other than retirement or death, a participant shall be entitled to a benefit equal to the vested portion, if any, of the participant’s profit sharing account and Company matching contributions.

A participant shall be 100% vested in the participant’s profit sharing account and Company matching contributions upon the attainment of normal retirement age (age 65), permanent disability (if hired prior to January 1, 2015), or death.

Employees who are approved for long-term disability prior to January 1, 2015 are eligible for continuing profit sharing contributions for up to two years provided they do not take a distribution of their profit sharing account. Participants approved prior to January 1, 2015 with 20 or more years of service at the onset of their disability are subject to different limits.

Employees who are approved for long-term disability on or after January 1, 2015 are eligible for a profit sharing contribution for the actual compensation earned prior to being approved for long-term disability.

Profit sharing does not continue for bargaining unit employees who are approved for long-term disability at the Company’s Colonial Heights, Virginia facility.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

Notes receivable from participants:

A participant may request a loan to be made from the value of the vested portion of the participant’s account for a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.

Loans are secured by an equivalent lien on the participant’s non-forfeitable interest in the Plan and bear interest at prime plus 1% at the date of the loan. Principal and interest are paid through payroll deductions. Funds in an employee’s profit sharing account are not available for loans.

Distributions:

Distributions may be taken as a lump sum cash payment or as a rollover contribution to a qualified plan or individual retirement account. In-kind distributions of Company common stock are also permitted. On July 1, 2014, the Plan was amended to allow installment payments as an option for terminated employees. Terminated employees with a balance of over $5,000 also have an option to defer payment until age 70 1/2.

Forfeitures:

Forfeitures of non-vested Company matching and profit sharing contributions are used to reduce future Company contributions. Company matching and profit sharing contributions were reduced by $415,651 and $477,950 for such forfeitures during the years ended December 31, 2016 and 2015, respectively. The amount in the forfeitures account was $482,708 and $477,957 as of December 31, 2016 and 2015, respectively.

Participation in the Master Trust:

Certain of the Plan’s investment assets are held in a trust account at Vanguard Fiduciary Trust Company (the “Trustee”) and consist of an undivided interest in the Master Trust established by the Company and administered by the Trustee. The Master Trust permits the commingling of the Plan’s assets with the assets of the Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Salaried Employees for investment and administrative purposes. Although the assets of both plans are commingled in the Master Trust, the Trustee maintains records for the purposes of allocating the net investment income or loss to the plans. The allocation is based on the relationship of the assets of each plan to the total of the assets in the Master Trust.

Note 2 - Summary of significant accounting policies:

Basis of presentation:

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates and assumptions.

Investment valuation and income recognition:

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Retirement and Administrative Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors and the Trustee.

Investments in mutual funds are carried at fair value as determined by the Trustee, based upon quoted market prices. The investment in Company common stock is valued at the closing price as quoted by a national exchange. In accordance with this policy, the net gain (loss) for each year is reflected in the statements of changes in net assets available for benefits. The Plan’s interest in the collective trust at year-end is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes receivable from participants:

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses was recorded as of December 31, 2016 or 2015. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Payment of benefits:

Benefits are recorded when paid.

New accounting pronouncement:

In February 2017, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance that will require an employee benefit plan to report an interest in a master trust and the change in the value of that interest as separate line items on the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits, respectively.  A plan will have to disclose the master trust’s investments and other assets and liabilities, as well as the dollar amount of its interest in these balances. Investments measured at fair value will have to be presented by general type of investment.  The guidance, which will be applied retrospectively, is effective for fiscal years beginning after December 15, 2018 with early adoption permitted.  The Company is currently evaluating the impact that adoption of the guidance will have on the Plan’s financial statements.

There have been no other accounting pronouncements issued but not yet adopted which are expected to have a material impact on the Plan’s financial statements.

Note 3 - Related party transactions:

The Trustee is provided with the direction to invest, sell, dispose of or otherwise deal with such assets held in trust based on the most recent agreement effective October 1, 2008 with the Company. Certain Plan investments are in shares of mutual funds and a collective trust managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions.

The Company is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, the Company’s common stock transactions qualify as party-in-interest transactions.

Note 4 - Plan termination:

The Company intends to continue the Plan indefinitely, but reserves the right to terminate it at any time, subject to the provisions of ERISA. Upon termination of the Plan or upon complete discontinuance of contributions, all participants will become fully vested in their account balances under the Plan.

Note 5 - Tax status:

The Internal Revenue Service (the “IRS”) has determined and informed the Company by letter dated January 18, 2017, which superseded the previous letter dated September 17, 2013, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code (the “Code”). The Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has concluded that the Plan has taken no uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

Note 6 - Risks and uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 7 - Fair value measurements:

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2:	Inputs to the valuation methodology include:
•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability;
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Collective trust fund: Valued at the NAV of units of a bank collective trust. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

The following tables set forth a summary of the Plan’s investments with a reported NAV at December 31, 2016 and 2015:

	Fair Value Estimated Using Net Asset Value per Share December 31, 2016
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Vanguard Retirement Savings Trust III	$12,875,649	None	Immediate	None	None

	Fair Value Estimated Using Net Asset Value per Share December 31, 2015
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Vanguard Retirement Savings Trust III	$12,997,607	None	Immediate	None	None

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2016 and 2015. The following tables do not include the Plan’s interest in the Church & Dwight Co., Inc. Master Trust for Salaried and Hourly 401(k) Plans because that information is presented in a separate disclosure (see Note 9).

2016	Level 1	Level 2	Level 3	Total
Mutual funds	$78,951,441	-	-	$78,951,441
Money market fund	484,667	-	-	484,667
Total assets in the fair value hierarchy	79,436,108	-	-	79,436,108
Investments measured at net asset value(a)	-	-	-	12,875,649
Total assets excluding Plan's interest in the Church & Dwight Co., Inc. Master Trust for Salaried and Hourly 401(k) Plans	$79,436,108	$-	$-	$92,311,757

2015	Level 1	Level 2	Level 3	Total
Mutual funds	$71,795,740	-	-	$71,795,740
Money market fund	488,602	-	-	488,602
Total assets in the fair value hierarchy	72,284,342	-	-	72,284,342
Investments measured at net asset value(a)	-	-	-	12,997,607
Total assets excluding Plan's interest in the Church & Dwight Co., Inc. Master Trust for Salaried and Hourly 401(k) Plans	$72,284,342	$-	$-	$85,281,949

(a)

In accordance with FASB ASC 820, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

Note 8 - Reconciliation of financial statements to Form 5500:

The following is a reconciliation of amounts reported in the 2016 and 2015 financial statements to amounts reported in the 2016 and 2015 Form 5500.  The difference is due to the collective trust fund being measured at fair value on the financial statements while the Form 5500 measures the investment at contract value.

	2016	2015
Net assets available for benefits, per the financial statements	$159,040,029	$146,310,059
Adjustment for fully benefit-responsive investment contracts	108,148	219,645
Net assets available for benefits, per Form 5500	$159,148,177	$146,529,704
Total additions, per the financial statements	$22,680,701	$16,279,928
Adjustment for fully benefit-responsive investment contracts	(111,497)	(180,259)
Total additions, per Form 5500	$22,569,204	$16,099,669

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

Note 9 - Interest in Master Trust:

The Plan’s investment in Church & Dwight Co., Inc. common stock is held by the Trustee in a Master Trust. The Master Trust also holds the investment in Church & Dwight Co., Inc. common stock of the Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Salaried Employees. At December 31, 2016 and 2015, the Plan’s interest in the net assets of the Master Trust were $58,629,633 and $54,262,438, respectively.

The following are the changes in net assets for the Master Trust for the years ended December 31, 2016 and 2015:

	2016	2015
Net appreciation in fair value of investments	$8,441,367	$15,340,579
Interest and Dividends	3,860,956	3,395,057
Net Investment Income	12,302,323	18,735,636
Net transfers	(4,639,423)	(7,908,897)
Increase in net assets	7,662,900	10,826,739
Net Assets:
Beginning of year	214,149,758	203,323,019
End of year	$221,812,658	$214,149,758

Net assets, investment income and gains or losses are allocated to the plans based on shares held by each plan’s participants. Investments in Church & Dwight Co., Inc. common stock are carried at fair value (level 1) as described in Note 7.

Note 10 - Subsequent Events:

On May 1, 2017, the Company acquired Agro Biosciences, Inc (“Agro”).  The Plan was amended on June 12, 2017 so that each regular Agro employee is eligible to participate in the Plan for 2017 and receive credit for pre-acquisition service to the same extent that they would have been credited had they been employed by the Company prior to the date of acquisition.

The June 12, 2017 amendment additionally modified the Plan to include commissions as part of eligible compensation effective May 1, 2017.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

HOURLY EMPLOYEES

EIN #13-4996950

Plan #006

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(Schedule H, Line 4i)

DECEMBER 31, 2016

	Investment		Current
Identity of Issue, Borrower, Lessor or Similar Party	Description	Cost	Value
American Funds EuroPacific Growth Fund R6	Mutual Fund	$2,542,009	$2,319,450
Glenmede Small Cap Equity Institutional Fund	Mutual Fund	2,459,686	2,699,883
Invesco Growth and Income Fund R6	Mutual Fund	3,611,717	3,459,305
JP Morgan Mid Cap Value	Mutual Fund	1,327,409	1,455,243
Munder Mid Cap Growth Fund R6	Mutual Fund	3,410,873	2,817,960
PIMCO Total Return Institutional Fund	Mutual Fund	5,009,925	4,694,990
T. Rowe Price Institutional Large Cap Core Growth Fund	Mutual Fund	9,264,909	10,562,292
*Vanguard Extended Market Index Institutional Fund	Mutual Fund	1,013,051	1,164,231
*Vanguard Institutional Index Fund	Mutual Fund	2,247,098	2,662,079
*Vanguard Fed Money Market	Money Market	484,667	484,667
*Vanguard Target Retirement 2010	Mutual Fund	133,692	143,422
*Vanguard Target Retirement 2015	Mutual Fund	2,613,261	2,814,637
*Vanguard Target Retirement 2020	Mutual Fund	4,090,550	4,673,780
*Vanguard Target Retirement 2025	Mutual Fund	7,743,883	8,598,270
*Vanguard Target Retirement 2030	Mutual Fund	5,188,217	6,199,613
*Vanguard Target Retirement 2035	Mutual Fund	5,338,875	6,181,117
*Vanguard Target Retirement 2040	Mutual Fund	3,222,035	3,790,486
*Vanguard Target Retirement 2045	Mutual Fund	3,388,647	3,922,655
*Vanguard Target Retirement 2050	Mutual Fund	2,892,320	3,264,012
*Vanguard Target Retirement 2055	Mutual Fund	1,406,774	1,486,853
*Vanguard Target Retirement 2060	Mutual Fund	365,688	383,068
*Vanguard Target Retirement Income Investor Fund	Mutual Fund	791,818	822,470
*Vanguard Total Bond Market Index Institutional Fund	Mutual Fund	1,105,312	1,065,524
*Vanguard Total International Stock Fund	Mutual Fund	247,807	225,175
*Vanguard Wellington Fund	Mutual Fund	3,519,253	3,544,926
*Vanguard Retirement Savings Trust III	Collective Trust	12,875,649	12,983,797
*Participant loans (various maturity dates with interest rates ranging from 4.25% to 9.25%)	Loan	-	2,328,099
Totals		$86,295,125	$94,748,004

*Party-in-interest

See Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Church & Dwight Co., Inc. Profit Sharing Plan for Hourly Employees

Date: June 27, 2017	By:	/s/ Daniel Melski
	Name:	Daniel Melski
	Title:	Vice President, Finance & Treasurer